Exhibit 99.3

Todd Shipyards Corporation Announces Quarterly Financial Results for June 29,
2003


VIA FACSIMILE                                       CONTACT: DACIA RICHARDSON
TOTAL PAGES - 4                                         SHAREHOLDER RELATIONS
                                                      (206) 623-1635 Ext. 106

SEATTLE, WASHINGTON...July 30, 2003...Todd Shipyards Corporation (the "Company") announced financial results for the first quarter ended June 29, 2003. For the quarter, the Company reported a net loss of $2.2 million or $0.42 per diluted share on revenue of $21.1 million. For the prior year first quarter ended June 30, 2002, the Company reported net income of $2.3 million or $0.41 per diluted share on revenue of $49.3 million.

The Company's first quarter revenue of $21.1 million reflects a decrease of $28.1 million (57%) from the prior year's first quarter levels. The period to period decrease is primarily attributable to the relative levels of Navy repair and overhaul projects and reflects in part accelerated scheduling by the Navy during the prior period in anticipation of military activity and deferred scheduling during the current period due to deployment of ships in support of the military combat and activities in Iraq.

In announcing the results, Stephen G. Welch, Chief Executive Officer of Todd stated, "The dramatic decline in this quarter's revenues when compared to last year's first quarter is due to the timing of Navy repair volumes. Last year's first quarter revenues were unusually high when compared to recent historical levels, due to the acceleration of Navy work in anticipation of the Iraqi conflict. Conversely, Navy work that was planned for this year's first quarter was delayed until the second quarter. These scheduling changes, which are at the sole discretion of the Navy, affect our work volumes, revenues and associated financial results. Currently, we are performing significant repairs on two Navy ships that were involved in the Iraqi conflict and our confirmed backlog of Navy work has increased significantly: $55 million at the end of this quarter compared to $18 million a year ago."

For the quarter ended June 29, 2003, the Company reported an operating loss of $3.7 million, including a $2.5 million charge discussed below. In the prior year quarter ended June 30, 2002, the Company reported operating income of $3.2 million. The decrease in operating income from levels reported in the first quarter of fiscal year 2003 are attributable to two factors. First, the Company experienced significant increases in work volumes during the first quarter of fiscal year 2003, which favorably impacted operating income during that period. By comparison, the fiscal year 2004's first quarter volumes were substantially reduced from last year, primarily due to delays in anticipated Navy repair work. This reduction in work volume resulted in lower operating income. Second, the Company recorded a $2.5 million charge related to the unanticipated bankruptcy of one of its previous insurance carriers. The charge, which reflects the Company's best estimate of the known liabilities associated with unpaid worker compensation claims arising during the two-year period commencing October 1, 1998, is subject to change as additional facts are uncovered. These claims have reverted to the Company due to the liquidation of the insurance carrier. Although the Company expects to recover at least a portion of these costs from the liquidation and other sources, the amount of any such recovery cannot be estimated currently and therefore no estimate of amounts recovered is included in the current financial results.

The Company reported investment and other income of $0.3 million for the quarters ended June 29, 2003 and June 30, 2002, respectively.

For the quarter ended June 29, 2003, the Company reported a loss before income taxes of $3.4 million and recorded a $1.2 million federal income tax benefit, resulting in a net loss reported for the period of $2.2 million. In the prior year period ended June 30, 2002, the Company reported income before income tax of $3.6 million and recorded $1.3 million in federal income tax expense, resulting in net income for the period of $2.3 million.

The results of operations are as follows:

TODD SHIPYARDS CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
Periods ended June 29, 2003 and June 30, 2002
(in thousands of dollars, except per share data)

                                           Quarter Ended
                                        06/29/03    06/30/02


Revenue                                 $ 21,138     $49,260

Operating expenses:
  Cost of revenue                         17,608      33,793
  Administrative and manufacturing
   overhead expenses                       7,418      12,352
  Other - insurance settlements             (168)       (125)
  Total operating expenses                24,858      46,020

Operating income (loss)                   (3,720)      3,240

Investment and other income                  315         297
Gain on sales of
  available-for-sale securities               18          29

Income (loss) before income taxes         (3,387)      3,566
Income tax (expense) benefit               1,167      (1,260)

Net income (loss)                       $ (2,220)    $ 2,306

Income (loss) per common share:
  Diluted                                $ (0.42)     $ 0.41

Number of shares used in the
calculation of earnings per share
  (thousands)                              5,268       5,562

A copy of the Company's financial statements for the quarter ended June 29, 2003 will be filed with the Securities & Exchange Commission as part of its quarterly report on Form 10-Q. The Company's Form 10-Q should be read in conjunction with this earnings report.

TODD SHIPYARDS CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
June 29, 2003 and March 30, 2003
(in thousands of dollars)

                                     06/29/03   03/30/03
                                   (Unaudited)
ASSETS
Cash and cash equivalents             $ 4,988   $ 9,053
Securities available-for-sale          31,739    32,126
Accounts receivable, net               10,220     8,250
Other current assets                    8,348     8,953
Total Current Assets                   55,295    58,382

Property, plant and equipment, net     18,507    16,634
Deferred pension asset                 29,409    29,709
Insurance receivable                   31,769    32,427
Other long term assets                  4,403     4,428
Total Assets                         $139,383  $141,580

LIABILITIES AND
STOCKHOLDERS' EQUITY
Accounts payable and
  accruals including taxes payable    $14,747   $14,667
Other current liabilities               1,559     1,357
Total Current Liabilities              16,306    16,024

Environmental and other reserves       34,826    35,055
Accrued postretirement benefits        16,388    16,588
Other non-current liabilities           5,478     4,379
Total Liabilities                      72,998    72,046

Total stockholders' equity             66,385    69,534
Total liabilities and
  stockholders' equity               $139,383  $141,580

A copy of the Company's financial statements for the quarter ended June 29, 2003 will be filed with the Securities & Exchange Commission as part of its quarterly report on Form 10-Q. The Company's Form 10-Q should be read in conjunction with this earnings report.